Mail Stop 3561

September 12, 2007

Via U.S. Mail

Steven M. Schneider
Chief Executive Officer
ZAP
501 Fourth Street
Santa Rosa, CA 95401

Re: ZAP
Amendment no. 1 to Registration Statement on Form SB-2
Filed August 29, 2007
File No. 333-144325

Dear Mr. Schneider,

We have reviewed your responses to our letter dated July 27, 2007 and have the following comment.

Additional Information Regarding the Selling Security Holders, page 12

1. Please itemize for us the composition of the total number of outstanding shares at the time of filing this registration statement. For instance, please separately list the number of shares held by selling security holders, affiliates of the selling security holders and affiliates of the company. Separately list the number of shares owned by your directors and executive officers. We note from your disclosure on page 23 that 30,718,024 shares are beneficially owned by your directors and executive officers.

   Also, we note your response to prior comment 7 on page 16. Please revise page 16 to disclose the total number of outstanding shares held by persons other than the selling security holders, affiliates of the selling security holders, or affiliates of the company at the time of filing this registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 with any questions.

Regards,

Max A. Webb
Assistant Director

cc: Mark Abdou, Esq.
        Deanna Whitestone
        Richardson & Patel LLP
        via facsimile: (310) 208-1154